J.P. Morgan Securities LLC
                                          383 Madison Avenue
                                       New York, New York 10179




             May 13, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549
                               Re: Tuatara Capital Acquisition Corporation
                   Registration Statement on Form S-4 (the    Registration
Statement   )
                                          File No. 333-262628
Ladies and Gentlemen:
J.P. Morgan Securities LLC (   J.P. Morgan   ) is sending this notice to the
Securities and Exchange
Commission (the    Commission   ) in accordance with the procedures described
in Section 11(b)(1) of the
Securities Act of 1933, as amended.
In February, 2021, J.P. Morgan acted as an underwriter in the initial public offering of stock of Tuatara
Capital Acquisition Corporation, a special purpose acquisition vehicle (the
SPAC   ). In connection with
such offering, J.P. Morgan received a portion of its underwriting fee and was entitled to receive the remainder in connection with any acquisition by the SPAC. J.P. Morgan has not participated in
connection with the SPAC   s proposed acquisition transaction described in the
above-referenced
Registration Statement filed with the Commission (the    Transaction   ) and
has notified the SPAC that J.P.
Morgan has waived its right to receive any remaining underwriting fee in connection with the February
2021 offering of the SPAC   s common stock.
As a result, J.P. Morgan Securities LLC hereby notifies the Commission that it disclaims any responsibility for the above-referenced Registration Statement. Nothing in this letter is intended to constitute an acknowledgement or admission, and J.P. Morgan expressly denies, that it is a statutory underwriter in connection with the Transaction.


                                                 Very truly yours,
                                                 J.P. MORGAN SECURITIES LLC


                                                 By:
_______________________________
                                                 Name: Brittany Collier
                                                 Title: Managing Director